UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-34152

Westport Fuel Systems Inc.

(Translation of registrant’s name into English)

Suite 101, 1750 West 75th Avenue,

Vancouver, British Columbia, Canada, V6P 6G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐  Form 20-F            ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.3 of this Report on Form 6-K are incorporated by reference into the Registration Statement on Form F-10 (Registration No. 333-205869) initially filed by Westport Fuel Systems Inc. with the Securities and Exchange Commission (the “Commission”) on July 24, 2015, and as subsequently amended by Amendment No. 1 thereto filed with the Commission on August 6, 2015.

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report, dated May 8, 2017

99.2	Amended and Restated Business Acquisition Report, dated July 13, 2017, which amends the Business Acquisition Report, dated August 12, 2016

99.3	The ‘template version’ (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) of the Investor Presentation, dated July 10-13, 2017

99.4	News release, dated July 13, 2017 – Westport Fuel Systems Proposes Offering of Common Shares

99.5	News release, dated July 13, 2017 – Westport Fuel Systems Provides Q2 2017 Revenue Guidance and Pro Forma Cash Summary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westport Innovations Inc.
(Registrant)

Date: July 13, 2017	By:	/s/ Ashoka Achuthan
Ashoka Achuthan
Chief Financial Officer